

14040144

SEC
Processing
Section

MAR 04 2014

Washington DC
405

$n - 2/27$

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

hours per response......12.00

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Futures Investment Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

            5914 N. 300 West PO Box 760

                            (No. and Street)

Fremont	Indiana	46737
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     Joel M. Friedman   312-606-3209

                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Patke and Associates, Ltd.

            (Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210	Lincolnshire	Illinois	60069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Michael Pacult_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Futures Investment Company_____ , as of _____December 31_____ , 20_13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2013

CONTENTS



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Futures Investment Company
Fremont, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of Futures Investment Company (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futures Investment Company, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange act of 1934 and regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Pathe & Associates, Ltd.

Lincolnshire, Illinois
February 27, 2014

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets

Cash and cash equivalents	$	73,740
Accounts receivable		16,069
Due from related parties		38,522
Property and equipment, net of accumulated depreciation		88,663
Other assets		23,579
Total assets	$	240,573

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	16,584
Liabilities to stockholders subordinated to claims of general creditors		50,000
Total liabilities		66,584

Stockholders' Equity

Common stock, at stated value, (1,000 shares authorized, 500 shares issued and outstanding)		1,000
Retained earnings		172,989
Total stockholders' equity		173,989
Total liabilities and stockholders' equity	$	240,573

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Revenue		
Commissions and fees	$	259,530
Net realized (loss) from marketable securities		(13,909)
Total revenue		245,621
Expenses		
Employee compensation and related benefits		151,770
Professional fees		62,819
Occupancy		169,086
Promotional costs		1,120
Communications		10,700
Regulatory fees and expenses		19,731
Other expenses		36,127
Total expenses		451,353
Net (loss)	$	(205,732)

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

Statement of Changes in Stockholders' Equity

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at beginning of year as previously reported	$ 1,000	$ 442,048	$ (1,006)	$ 442,042
Prior period adjustment		(60,647)		(60,647)
Balance at beginning of year as restated	1,000	381,401	(1,006)	381,395
Stockholder distributions		(2,680)		(2,680)
Comprehensive income (loss)				
Net (loss)		(205,732)		(205,732)
Change in unrealized on marketable securities			1,006	1,006
Balance end of year	$ 1,000	$ 172,989	$ -	$ 173,989

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

	Subordinated Liabilities
Balance beginning of year	$ 50,000
Balance end of year	$ 50,000

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Operating Activities		
Net (loss)	$	(205,732)
Adjustments to reconcile net (loss) to net cash		
(used by) operating activities:		
Depreciation expense		14,506
Net realized loss from marketable securities		13,909
Changes in operating assets and liabilities:		
Decrease in accounts receivable		2,613
(Increase) in due from related parties		(182)
(Increase) in other assets		(6,624)
Increase in accounts payable and accrued expenses		4,968
(Decrease) in due to related party		(22,780)
Net cash (used in) operating activities		(199,322)
Investing Activities		
Purchase of property and equipment		(7,439)
Proceeds from sale of marketable securities		22,122
Decrease in due from related parties		182,709
Net cash provided by investing activities		197,392
Financing Activities		
Stockholder distributions		(1,680)
Net cash (used in) financing activities		(1,680)
Net (decrease) in cash and cash equivalents		(3,610)
Cash and cash equivalents at beginning of year		77,350
Cash and cash equivalents at end of year	$	73,740
Non-cash investing and financing activity		
Amount due from related parties assumed by stockholder	$	1,000

The accompanying notes are an integral part of these financial statements.

ORGANIZATION OF CORPORATION

Futures Investment Company (the "Company") was incorporated in the state of Illinois on December 6, 1983. The Company is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA").

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers money market mutual funds as cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivables are commissions due from related party investment funds and future commission merchants ("FCM's"). Accounts receivable balances are paid in the month after they are earned; therefore, no allowance for doubtful accounts has been recorded.

MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. The cost of securities sold is based on the average cost method. Realized gains and losses are included in earnings. Unrealized holding gains and losses are reported on the statement of changes in stockholders' equity as a component of accumulated other comprehensive income (loss). The Company held no marketable securities at December 31, 2013.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life.

SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to FCM's and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interest in private investment funds. The Company records interest income in the period it is earned. Dividend income is recorded on the ex-dividend date.

INCOME TAXES

The Company has elected under the Internal Revenue Code to be an S Corporation for U.S. federal income tax purposes. Accordingly, no provision for income taxes has been made in these financial statements because each stockholder is individually responsible for reporting the Company's income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the stockholders their pro-rata allocable shares of the Company's income and expense items.

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2010 through 2013 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the straight-line methods over the estimated useful lives of the related asset. Useful lives of the fixed assets are as follows:

Leasehold improvements	5-39 years
Office furniture and fixtures	5-15 years
Other equipment	5-7 years

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

PROPERTY AND EQUIPMENT (continued)

The details of the cost of fixed assets and accumulated depreciation are as follows:

Land	$ 2,000
Artwork	15,465
Leasehold improvements	317,987
Office furniture and fixtures	320,904
Other equipment	125,877
Total property and equipment	782,233
Accumulated depreciation	(693,570)
Net property and equipment	$ 88,663

Depreciation expense was $14,506 for the year ended December 31, 2013.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions are processed by futures commission merchants, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the futures commission merchant to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2013.

NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation § 1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2013, the Company had a net capital requirement of $45,000 and a net capital of $71,925 or $26,925 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash dividends, the repayment of subordinated loan, the making of unsecured loans to stockholders and the purchase by the Company of its own stock.

LIABILITIES TO STOCKHOLDERS SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities to stockholders subordinated to claims of general creditors represents an amount received from the stockholders under a subordinated loan agreement. The loan bears no interest and is scheduled to mature on July 31, 2015.

COMMITMENTS

The Company had a non-cancelable operating lease agreement with the stockholders of the Company for office space, which expired December 31, 2013, so the Company extended the lease through December 31, 2014. Rental expense for 2013 was $97,000. Future minimum lease payments required under the lease are $45,600 for January through December 2014.

RELATED PARTY TRANSACTIONS

The following is a list of related party companies and their associated investment funds. These companies act as the general partner or managing member for their investment funds. The related party companies are 100% owned by one of the Company's stockholders.

Related Party Company	Investment Fund
Ashley Capital Management, Inc.	Atlas Futures Fund, LP
Belmont Capital Management, Inc.	Bromwell Financial Fund, LP
Triview Capital Management, Inc.	TriView Global Fund, LLC
Evergreen Capital Management, Inc.	Strategic Opportunities Fund, LLC
Pacult Asset Management, Inc.	Auburn Fund, LP

DUE FROM RELATED PARTIES

The Company advances cash to investment funds to help pay for various costs, including operating and start-up costs. These advances are recorded as due from related party. The balance is usually paid back within a year or when the related fund is financially capable of repaying the advance. These amounts bear no interest or due dates and are unsecured.

The following companies had advances due to the Company at December 31, 2013:

Auburn Fund, LP	$ 284
Bromwell Financial Fund, LP	27,000

The following companies had amounts due to the Company for their share of postage, office supplies and telephone charges at December 31, 2013:

TriView Global Fund, LLC	$ 2,160
Atlas Futures Fund, LP	3,905
Strategic Opportunities Fund, LLC	600
Bromwell Financial Fund, LP	4,573

RELATED PARTY TRANSACTIONS (continued)

REVENUE

The Company receives commissions and fees from the investment funds. Commissions and fees included in revenue for the year ended December 31, 2013:

Strategic Opportunities Fund, LLC	$ 6,806
Evergreen Capital Management, Inc.	6,618
Bromwell Financial Fund, LP	28,946
TriView Global Fund, LLC	23,162
Atlas Futures Fund, LP	171,178

Balances recorded and disclosed by related parties may be immaterially different due to timing differences.

Related party revenue for the year ended December 31, 2013 accounted for approximately 91% of commissions and fees on the statement of income.

Commissions and fees included in accounts receivable at December 31, 2013:

TriView Global Fund, LLC	$ 2,094
Atlas Futures Fund, LP	9,426
Bromwell Financial Fund, LP	3,143

TriView Global Fund, LLC's, Atlas Futures Fund, LP's, and Bromwell Financial Fund, LP's, account receivable balances at December 31, 2013 accounted for approximately 13%, 59% and 20%, respectively, of the Company's total accounts receivable balance on the statement of financial condition.

COMPENSATION AND RELATED BENEFITS

The Company paid one of the Company's stockholders approximately $69,923 for certain clerical and administrative services reimbursement. The expense for the year ending December 31, 2013 is included in employee compensation and benefits on the statement of income.

FACILITY EXPENSES REIMBURSEMENT

The Company received reimbursement from Ashley Capital Management, Inc. for common facility expenses. For the year ended December 31, 2013, the Company was reimbursed $42,000 for rent expense.

RELATED PARTY TRANSACTIONS (continued)

LOAN RECEIVABLE

The Company loaned funds to an entity owned by a relative of the stockholders. The unsecured loan had a zero percent interest rate and was payable on demand. At December 31, 2012, it was determined that repayment of the loan was unlikely and a reserve was established for the entire amount. There was no activity on the loan during the year ended December 31, 2013.

PROFESSIONAL SERVICES

The Company used an entity owned by a relative of the stockholders during the year for various media services. The services totaled $2,000 for the year ended December 31, 2013.

PRIOR PERIOD ADJUSTMENT

It was discovered there was an error in the GAAP depreciation schedule used to calculate the annual GAAP depreciation expense. As a result, as of December 31, 2012, accumulated depreciation was understated by $60,647. The adjustment related to the correction resulted in a $60,647 decrease to retained earnings.

SUBSEQUENT EVENTS

Management evaluated subsequent events through February 27, 2014, the date the financial statements were available to be issued. On January 1, 2014, the Company became a guaranteed introducing broker of Vision Financial Markets LLC and has ceased business as an independent introducing broker. There were no other subsequent events to disclose.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)

SCHEDULE I - NFA SUPPLEMENTAL SCHEDULE - IB
YEAR ENDED DECEMBER 31, 2013

National Futures Association Supplemental Schedule IB

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C-F need only be completed if they apply.

A) Capital requirements and restrictions

		1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount		45,000	54,000	54,000
B Calculation based on branch offices				
Number of branch offices =	1	6,000	7,200	7,200
C Calculation based on APs =	0	0	0	0
D Securities brokers/dealers per SEC 15c3-1				
Greatest of A - D		45,000	54,000	54,000
+ Subordinated debt maturing in next 6 mos.				
+ Expected capital withdrawals in next 6 mos.				
			54,000	54,000

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership Equity	173,989
+ Qualifying subordinated debt	50,000
= Equity Capital	223,989

Ownership Equity	173,989
+ Total subordinated debt	50,000
= Required Total	223,989

Equity Capital/Required Total	100.00%

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)

SCHEDULE II – COMPUTATION OF NET CAPITAL AND RECONCILIATION
DECEMBER 31, 2013

Net Capital Reported on Unaudited PART IIA of Form X-17A-5

Total stockholders' equity	$	262,838
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		262,838
Add:		
Subordinated borrowings allowable in computation of net capital		50,000
Other (deductions) or allowable credits		-
Total stockholders' equity and allowable subordinated liabilities		312,838
Deductions/charges:		
Nonallowable assets:		
Receivables from broker or dealers (other)	(33)	
Property net of accumulated depreciation	(161,915)	
Other assets	(75,670)	
Other deductions and/or charges		(237,618)
Haircuts on securities:		
Other securities		(962)
Net capital		74,258
Net capital required		45,000
Excess net capital	$	29,258

Reconciliation with Company's Computation

Net capital as reported on the unaudited PART II of form X-17A-5	$	74,258
Stockholders' equity:		
Client tax to GAAP adjustment for bad debt reserve		(23,556)
Client adjustment to current year depreciation		(12,605)
Client adjustment to book reimbursed expenses		11,238
Prior period adjustment for error in accumulated depreciation		(60,647)
Audit adjustments		(3,279)
Nonallowable assets:		
Client tax to GAAP adjustment for loan receivable		23,556
Client adjustment to accumulated depreciation		12,605
Client adjustment to due from related parties		(11,238)
Prior period adjustment for error in accumulated depreciation		60,647
Audit adjustment		946
Audited net capital		71,925
Net capital requirement		45,000
Audited excess net capital	$	26,925



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

SCHEDULE III - INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1)

To the Board of Directors of
Futures Investment Company

In planning and performing our audit of the financial statements of Futures Investment Company (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by the Board of Directors.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Patke & Associates, Ltd.

Lincolnshire, Illinois
February 27, 2014